Public

21002752

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-68088

SEC
Mail Processing
Section
MAR 02 2021
Washington DC
416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (Date) AND ENDING December 31, 2020 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Alliance Associates LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Vesey Street - 24th Floor
(No. and Street)

New York	NY	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Rd.	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol Romaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Alliance Associates LLC as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BASED ON A STATEMENT FROM COMMISSION STAFF AND DIFFICULTIES ARISING FROM COVID-19, THE FIRM IS MAKING THIS FILING WITHOUT A NOTARIZATION.

Carol Romaine
Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in para. 210.1-02 of Regulation S-X).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

PACIFIC ALLIANCE ASSOCIATES LLC

ANNUAL STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

INDEX

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

100 WALL STREET, 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Pacific Alliance Associates LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pacific Alliance Associates LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2016.
Abington, Pennsylvania
February 19, 2021

Pacific Alliance Associates LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	1,398,073
Prepaid expenses		12,518
Security deposit		5,078
Other assets		642
Total Assets	$	1,416,311
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	10,989
Bonus accrual		380,438
		391,427
Member's equity		1,024,884
Total Liabilities and Member's Equity	$	1,416,311

See accompanying notes to the Statement of Financial Condition

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Pacific Alliance Associates LLC (the "Company") was formed in December 2015 as a limited liability company under the laws of the State of Delaware. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company is a wholly owned subsidiary of PAG Consulting LLC (the "Parent"). Its sole purpose is to provide marketing and consulting services to a foreign affiliate, Pacific Alliance Investment Management Limited, for their access to customers in the United States.

The Company, Pacific Alliance Investment Management Limited, and the Parent are all subsidiaries of the Pacific Alliance Group, a multinational financial services firm headquartered in Hong Kong. See also Note 3.

The Company relies on Footnote 74 of the 2013 Release to the Securities and Exchange Act to be compliant with the provisions of SEC Rule 15c3-3.

Basis of Presentation
The Company's Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates
The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingent liabilities. Actual results could differ from those estimates.

Revenue Recognition
In accordance with Accounting Standards Codification ("ASC") 606, revenue from consulting services are recorded as the fees are earned and are reasonably determinable and collectability is reasonably assured.

Leases
The Company does not maintain leases that, in accordance with ASC 842, are required to be recorded on the Statement on Financial Condition as a right of use asset and related lease liability.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. No provision has been made for federal and state income taxes, since the Company's income or loss is reportable by its member on its individual tax return.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognized the effect of tax positions only when they are more likely than not to be sustained. At December 31, 2020, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of Aggregate Indebtedness and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2020, the Company maintained net capital of $1,006,646 which was $980,551 in excess of its required net capital requirement of $26,095 and the ratio of aggregated indebtedness to net capital was 0.39 to 1.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company provides marketing and consulting services to an affiliated entity, Pacific Alliance Investment Management Limited ("PAIM") in return for a fixed monthly fee. In addition, pursuant to this agreement, PAIM also pays for travel and entertainment costs incurred by employees of the Company for the benefit of PAIM, with no requirement to repay. As of December 31, 2020, no amounts were due to or from PAIM.

NOTE 4 – CONCENTRATION OF CREDIT RISK

The Company derives its revenue from a single client, which is also a related party. No amounts were due as of December 31, 2020. See also Note 3.

The Company maintains a cash account at a major financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no contingent liabilities as of December 31, 2020.

NOTE 6 – SUBSEQUENT EVENTS

The Company evaluated events after December 31, 2020 through the date of this report that would require recognition or disclosure in this financial statement. No events required disclosure in this financial statement.